 EXHIBIT 21.1

SUBSIDIARIES OF GOLDEN MATRIX GROUP, INC.

Name	Place of Organization	Ownership
Global Technology Group Pty Ltd	Sydney, New South Wales, Australia	100% Owned
RKingsCompetitions Ltd	Northern Ireland	80% Owned*
Golden Matrix MX, S.A. DE C.V.	Mexico	99.99% Owned
GMG Assets Limited	Northern Ireland	100% Owned

*  On October 27, 2022, the Company exercised its Buyout Right to acquire the remaining 20% interest in RKingsCompetitions Ltd (RKings) for a total consideration of $1,323,552, which was satisfied by the issuance by the Company to the sellers 165,444 restricted shares of the Company’s common stock, valued at $8.00 per share. The 165,444 restricted shares were issued to the sellers on November 4, 2022. On November 30, 2022, RKings filed a confirmation statement with UK’s Companies House pursuant to which the 20% minority shares of RKings were transferred to the Company effective on November 4, 2022.